   Michael G. Keeley
      (214) 855-4160
mkeeley@jenkens.com

Jenkens & Gilchrist

a professional corporation

1445 Ross Avenue
Suite 3200
Dallas, Texas 75202

(214) 855-4500
Facsimile (214) 855-4300

www.jenkens.com

Austin, Texas
(512) 499-3800

Chicago, Illinois
(312) 425-3900

Houston, Texas
(713) 951-3300

Los Angeles, California
(310) 820-8800

New York, New York
(212) 704-6000

Pasadena, California
(626) 578-7400

San Antonio, Texas
(210) 246-5000

Washington, D.C.
(202) 326-1500

April 12, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Ms. Mara Ransom, Office of Mergers and Acquisitions

Re:	The Republic Corporation Amendment No. 5 to Schedule 13E-3; File no. 5-03196 Amendment No. 5 to Schedule 14A; File no. 0-08597 Filed April 13, 2005

Dear Ms. Ransom:

      On behalf of our client, The Republic Corporation, a Texas corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), by electronic submission, Amendment No. 5 to the above-referenced Schedule 13E-3 originally filed with the Commission on December 6, 2004, and amended on January 26, 2005, February 23, 2005, March 21, 2005, and April 12, 2005 which amendment includes, pursuant to Item 16, as Exhibit (a)(i) a revised preliminary proxy statement (the “Proxy Statement”) for the special meeting of shareholders of the Company. We are also filing Amendment No. 5 to the above referenced Schedule 14A originally filed with the Commission on December 6, 2004, and amended on January 26, 2005, February 23, 2005, March 21, 2005 and April 12, 2005. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

      Due to an error in transmitting the Proxy Statement to EDGAR, Appendix G to the Proxy Statement was not updated to incorporate the Company’s Form 10-KSB for the year ended December 31, 2004 and Appendix H was not deleted to remove the Company’s Form 10-QSB for the quarterly period ended September 30, 2004. This error was not detected until the Proxy Statement was posted to EDGAR. Accordingly, this Amendment No. 5 to the Proxy Statement only updates Appendix G with the Company’s Form 10-KSB for the year ended December 31, 2004 and deletes Appendix H to the Proxy Statement.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Mara Ransom
April 12, 2005

      We apologize for any confusion. If you should have any questions, please call me at (214) 855-4160.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley

Enclosures

cc:       Working Group